July 24, 2020

AMG Pantheon Fund, LLC

c/o AMG Funds LLC

600 Steamboat Road, Suite 300

Greenwich, Connecticut 06830

Ladies and Gentlemen:

We are furnishing this opinion in connection with the Registration Statement on Form N-2 (the “Registration Statement”) filed under the Securities Act of 1933 (File No. 333-238184), as amended through the date hereof, by AMG Pantheon Fund, LLC (the “Fund”) for the registration of its units of beneficial interest (the “Units”) in the amount set forth on the facing page of the Registration Statement.

We have acted as counsel for the Fund since its organization. We are familiar with the action taken by the directors of the Fund to authorize this issuance of the Units. We have examined its records of director and unitholder action, its limited liability company agreement, as amended through the date hereof, and its certificate of formation on file at the office of the Secretary of the State of Delaware. We have examined copies of the Registration Statement, in the form filed with the Securities and Exchange Commission, and such other documents as we deem necessary for the purpose of this opinion.

We assume that upon each sale of the Units, the Fund will receive the net asset value thereof.

Based upon the foregoing, we are of the opinion that the Fund is authorized, under Delaware law, to issue the Units to which the Registration Statement relates, and that, when such Units are issued and sold in the manner referred to in the Registration Statement, they will be validly issued, fully paid and nonassessable by the Fund.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP